FEBRUARY 4, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:       Kathleen Collins, Accounting Branch Chief
Robert Benton, Staff Accountant

Re:	Kenexa Corporation
                         Form 10-K for the fiscal year ended December 31, 2009
                         Filed on March 9, 2010; and
                         Form 8-K/A Filed on December 10, 2010
                         SEC File No. 000-51358

Dear Ms. Collins and Mr. Benton:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter, dated January 5, 2011 (the “Comment Letter”) with respect to the above filings.

For your convenience, we set forth each comment in the Comment Letter in italicized typeface and include each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Year Ended December 31, 2009

Note 2. Summary of Significant Accounting Policies: Self-Insurance, page 73
1.
We note that your health insurance claims are subject to stop loss provisions.  Please tell us whether the self-insurance accruals are recorded gross or net of insurance coverage.  Please refer to the authoritative guidance you relied upon when determining your accounting.

In accordance with ASC 210.20.45 Balance Sheet, the Company’s practice has been to disclose its health insurance accrual on a gross basis since a right of offset with its health insurance carrier does not exist.    As such the Company estimates its monthly self insurance accrual based on known claims and an estimate of incurred, but not reported (“IBNR”) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators.  In cases where the Company’s payments have exceeded its stop loss, the Company separately reports its refund, after verifying the amount with the health insurance carrier.  The Company believes ASC 450, Contingencies is the most relevant guidance for determining the treatment of its health insurance accrual, and believes that the accrual is warranted when it is probable that a loss has been incurred and the amount can be reasonably estimated.

Note 10.  Commitments and Contingencies: Litigation, page 95
2.
We note your response to prior comment 4.  Your response indicates that “individual legal matters that were required to be disclosed were presented in [the] December 31, 2009 financial statements.”  We also note that your response indicates that due to the “nascent phase of the current discovery process” it is not possible to determine whether there is a reasonable possibility of losses exceeding amounts already accrued.  Please tell us whether your disclosures are intended to comply with ASC 450-20-50-5.  In this regard, tell us whether the litigation matters disclosed in Note 10 are probable but a reasonable estimate cannot be made at this time.

The Company believes its disclosures comply with ASC 450-20-50-5 and that the litigation matters disclosed in Note 10 are neither probable nor may they be reasonably estimated. The Company will adjust its footnote disclosure on a prospective basis to explicitly indicate, where applicable, that its litigation matters, due to their nascent phase, are neither probable nor reasonably estimable at the time of filing.

Form 8-K/A filed December 10, 2010

Exhibit 99.3
3.
 We note adjustment (C) on page P-7 related to reduced staff expenses and note that the timing and effects of costs that relate to the termination of employees are generally too uncertain to meet the pro forma criteria in Article 11 of Regulation S-X.  Please explain your basis for removing these expenses and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.  Please tell us how you determined that the employee reductions can be sustained while maintaining the identical level of operating performance.  In this regard, explain to us how you concluded that these positions were entirely redundant and are not directly involved with a revenue producing activity.

The Company included reduced staff expenses associated with those employees terminated on the date of the acquisition in its pro forma presentation because the reduction in such expenses (i) was directly attributable to the acquisition; (ii) is expected to have a continuing impact on the Company’s operations because the terminated employees are not expected to be replaced; and (iii) is factually supported by termination notices presented to each terminated employee.

In making the determination described in clause (ii) above, the Company noted, in particular, the following considerations:

•
73 Salary.com employees, or 14% of the Salary.com workforce, were terminated in connection with the acquisition.  Based on the Company’s previous acquisition experience, the Company views this reduction as reasonable and sustainable.

•	The Company’s financial projections for the acquisition do not account for hiring replacements for any of the individuals terminated.
·
All of the staff reductions were related to functions or processes that were not deemed necessary to future revenue-producing functions. Specifically, the reductions affected personnel who (i) were involved in developing and supporting products that are not a part of the Company’s future product roadmap and (ii) would have duplicated the mid- and upper-level management roles of existing Company employees.  Because of the nature of the reductions, the Company does not expect to hire employees to replace those terminated in connection with the acquisition, and thus anticipates that the reduction in staff expense will be sustained.

4.
We note the portion of adjustment (F) that relates to reduced outside board of director fees.  Please tell us the nature of the director fees, explain your basis for excluding these fees and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

The reduced outside board of director fees were included in the pro forma adjustments because Salary.com’s outside board ceased to exist following the acquisition and the composition of the Company’s board remained unchanged.  The fees that comprise adjustment include a cash retainer and equity grants as presented below:

(in $ 000’s)	2010	2009
Equity Grants	$ 475	$ 129
Retainer /Meeting fees	473	414
Total	$ 948	$ 543

The Company believes the adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X because it is factually supportable (reflecting the actual expenses incurred in connection with the outside board’s fees); it is directly attributable to the transaction for the reason cited above; and it will have a continuing impact on the registrant because the eliminated outside board of director fees are not expected to be incurred going forward.

5.
We note the portion of adjustment (F) that relates to the addition of professional fees.  Tell us the nature of these fees and why you believe these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

The adjustment is a reduction in the professional fees which consists of investment banking fees incurred by Salary.com in connection with the acquisition, external accounting and tax fees and other third party fees including investor relations and transfer agent fees which will not be incurred by the Company after the acquisition.   The Company believes the adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X because it is factually supportable (by the amounts of such fees recorded in connection with the acquisition); it is directly attributable to the transaction for the reason cited above; and it will have a continuing impact on the Company, which does not anticipate incurring professional fees associated with this acquisition in future periods.

6.
We note the portion of adjustment (F) that relates to the CEO transition and separation fees.  Please tell us whether this adjustment is an increase or decrease to general and administrative expenses.  As part of your response, tell us how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

The $2.1M adjustment relating to the CEO transition and separation fees is a reduction to the general and administrative fees for the nine months ended September 30, 2010.  The rationale for this adjustment is that the Company would not have required the services of the former Salary.com CEO, nor would it have incurred the expenses to search for a replacement CEO immediately following the acquisition, because a CEO was already in place to lead the combined Company. The Company believes the adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X because it is factually supportable (based upon internal charges and third party expenses recorded in connection with the acquisition); it is directly attributable to the transaction for the reason cited above; and it will have a continuing impact on the Company because the Company does not expect to incur similar CEO transition and separation fees going forward.

* * * *

Pursuant to your request, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

Donald F. Volk, Chief Financial Officer

cc:           Nooruddin S. Karsan
                Tom Valvano
Barry M. Abelson